Exhibit 99.1

YM BioSciences subsidiary CIMYM notifies Oncoscience AG of
intention to submit issues for arbitration

MISSISSAUGA, Canada - November 17, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that CIMYM BioSciences Inc., a corporation owned by YM and CIMAB S.A., has notified Oncoscience AG, the licensee for its drug, nimotuzumab, that it intends to submit issues for arbitration to the London Court of International Arbitration (LCIA). This arbitration will be conducted through the LCIA based in London, using a single arbitrator to be appointed by the parties or, failing agreement, by the LCIA.

“Our action is based on our position that Oncoscience AG, in addition to a number of matters we plan to submit relevant to the license, continues to act inappropriately in respect of its application for marketing authorization of nimotuzumab in Europe and in specific contravention of the terms of the license agreement between CIMAB S.A., CIMYM BioSciences Inc. and Oncoscience AG,” said David Allan, Chairman and CEO of YM BioSciences. “While we believe the prospects for the eventual marketing approval of nimotuzumab in Europe are strong, the current marketing application and decisions regarding its further pursuit by Oncoscience AG do not have the unanimous support of the Joint Development Team as required by the License Agreement and CIMYM shall be asking the Court to determine whether these matters constitute sufficient grounds to terminate the license.”

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated worldwide, to date, no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500